EXHIBIT 77Q1(e)

VERACITY FUNDS
INTERIM AGREEMENT FOR INVESTMENT ADVISORY SERVICES

THIS INTERIM AGREEMENT is made as of this 28th day of December, 2010, between Veracity Funds (the “Trust”) and Integrity Asset Management, LLC, a Delaware limited liability company (the “Adviser”), a wholly owned subsidiary of Munder Capital Management.

RECITALS

WHEREAS, the Trust is organized under the laws of the state of Delaware as an unincorporated business trust operating and registered as an open-end management investment company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust is authorized by its Declaration of Trust and by-laws to issue separate Portfolios of shares representing interests in separate investment portfolios (the “Portfolios”), and

WHEREAS, the Trust has authorized the issuance of shares of beneficial interest (“Shares”) in the Portfolios which are identified on Schedule A attached hereto and incorporated herein, which Schedule A may be amended from time to time by mutual agreement of the Trust and Adviser (the “Portfolios”); and

WHEREAS, Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and engages in the business of asset management; and

WHEREAS, the Trust desires to retain Adviser to furnish investment advisory services to the Portfolios, and such other Portfolios as may be added from time to time by mutual agreement of the parties, pursuant to the terms and conditions of this Interim Agreement which is intended to satisfy the applicable requirements of Rule 15a-4 under the 1940 Act, and Adviser is willing to so furnish such services;

NOW THEREFORE, in consideration of the foregoing and the agreements and covenants herein contained, the parties hereto, intending to be legally bound, agree as follows:

1.	Appointment

The Trust hereby appoints Adviser to act as investment adviser to the Portfolios for the periods and pursuant to the terms and conditions as set forth in this Interim Agreement.  Adviser accepts the appointment and agrees to furnish the services herein set forth for the compensation herein provided.

2.	Delivery of Documents

The Trust has furnished Adviser with properly certified or authenticated copies of each of the following:

a.  The Trust’s Declaration of Trust;
b.  The Trust’s By-Laws;

c.  Resolutions of the Trust’s Board of Trustees authorizing the appointment of Adviser and approving this Interim Agreement;
d.  The Trust’s current Prospectus and Statement of Additional Information (together called the “Prospectus”); and
e.  All policies and procedures of the Trust which are relevant to this Interim Agreement.

The Trust will furnish Adviser from time to time with properly certified or authenticated copies of all amendments of or supplements to the foregoing at the same time as such documents are required to be filed with the SEC and/or state authorities.

3.	Management

Subject to the general supervision of the Trust’s Board of Trustees (the “Board”), Adviser will be responsible for providing a continuous investment program for the Portfolios, including investment research and management with respect to all securities, investments, cash and cash equivalents held by the Portfolios.

Adviser may, with the prior written consent of the Board and the approval of the appropriate Trust shareholders, as required, employ persons or entities to serve as sub-advisers to one or more Portfolios.  The Adviser and/or such sub-advisers, if any, may, in their sole discretion, determine from time to time what securities and other investments will be purchased, retained or sold by the Portfolios.  The investment activities of such sub-advisers, if any, as such services relate to the Portfolios, will at all times be subject to the general supervision and control of Adviser.  Adviser will provide, through its own efforts itself and/or through the medium of its previously approved sub-adviser(s), the services under this Interim Agreement in accordance with each Portfolio’s investment objectives, policies and restrictions as such are set forth in the Prospectus from time to time.  Adviser further agrees that it:

(a)
Will conform its activities to all applicable Rules and Regulations of the SEC and will, in addition, conduct its activities under this agreement in accordance with the regulations of any other Federal and State agencies which may now or in the future have jurisdiction over its activities under this Interim Agreement;

(b)
Will monitor the investment activities of any sub-adviser which it employs to insure that such sub-adviser conducts its activities with respect to the applicable Portfolio(s) in accordance with the Prospectus and any and all federal and/or state laws and regulations relating to the applicable Portfolio(s);

(c)
Will place orders, or monitor the placement of orders by sub-advisers, pursuant to good faith investment determinations for the Portfolios either directly with the respective issuers or with appropriate brokers and dealers.  In placing orders with brokers or dealers, the Advisor, or sub-adviser(s) under the supervision of Adviser, will attempt to obtain the best net price and the most favorable execution of its orders.  Consistent with this obligation, when Adviser, or Adviser’s duly authorized sub-adviser(s), believes two or more brokers or dealers are comparable in price and execution, Adviser, or Adviser’s duly authorized sub-adviser(s), may prefer: (I) brokers and dealers who provide the Portfolio(s) with research advice and other services, and (II) brokers who are affiliated with the Trust, Adviser or sub-adviser; provided, however, that in no instance will portfolio securities be purchased from or sold to Adviser or any sub-adviser in principal transactions;

(d)	Will provide, at its own cost, all office space, facilities and equipment necessary for the conduct of its advisory activities on behalf of the Trust.

4.	Services not Exclusive

The services to be furnished by Adviser hereunder are not to be considered exclusive, and Adviser shall be free to furnish similar services to others so long as its services under this Interim Agreement are not impaired thereby.

5.	Books and Records

In compliance with applicable rules promulgated under the 1940 Act, Adviser hereby agrees that all records which it maintains for the benefit of the Trust are the property of the Trust and further agrees to surrender promptly to the Trust any of such records upon the Trust’s request.  Adviser further agrees to preserve for the periods prescribed by applicable rules promulgated under the 1940 Act the records required to be maintained by it pursuant to such Rule that are not maintained by others on behalf of the Trust.

6.	Expenses

During the term of this Interim Agreement, Adviser will pay all expenses incurred by it in connection with its investment advisory services furnished to the Trust other than the costs of securities and other investments (including brokerage commissions and other transaction charges) purchased or sold for the Portfolios.

7.	Compensation

The Trust will pay Adviser, and Adviser will accept as full compensation for its services rendered hereunder, the investment advisory fees for each Portfolio as set forth on Schedule A attached hereto and incorporated herein.  All fees payable to Adviser pursuant to this Interim Agreement with respect to a Portfolio shall be computed at the end of each month and shall be held in an interest-bearing escrow account with the Trust’s custodian or a bank mutually agreed upon by the Adviser and the Trust.  If a majority of a Portfolio’s outstanding voting securities approve a new advisory agreement with the Adviser by the end of the 150-day period following the effective date of this Interim Agreement, the amount in the escrow account (including any interest earned) will be paid to the Adviser.  If a majority of a Portfolio’s outstanding voting securities do not approve a new advisory agreement with the Adviser, the Adviser will be paid, out of the escrow account, the lesser of: (a) any costs incurred by the Adviser in the performing its obligations under this Interim Agreement (plus interest earned on that amount while in escrow); or (b) the total amount in the escrow account (plus interest earned).

8.	Limitation of Liability

Adviser shall not be liable for any error of judgment, mistake of law or for any other loss suffered by the Trust or any Portfolio in connection with the performance of this Interim Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful malfeasance, bad faith or gross negligence on Adviser’s part in the performance of its duties or from reckless disregard by it of its obligations or duties under this Interim Agreement.

9.	Duration and Termination

This Interim Agreement shall take effect on the date of the termination of the Investment Advisory Agreement between Integrity Asset Management, LLC and the Trust dated March 30, 2004, and shall remain in force for a period not to exceed 150 days thereafter.  This Interim Agreement may be terminated with respect to a Portfolio, at any time without the payment of any penalty on 10 calendar days’ written notice to the Adviser, by the Board or by a vote of a majority of the outstanding voting securities of the Portfolio.  This Interim Agreement shall automatically terminate in the event of its assignment.

10.	Amendment of this Interim Agreement

No provision of this Interim Agreement may be changed, waived, discharged, or terminated orally, but only by a written instrument signed by the party against which enforcement of the change, waiver, discharge or termination is sought.  No material amendment of this Interim Agreement shall be effective until approved by vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act).

11.	Miscellaneous

The captions in this Interim Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.  If any provision of this Interim Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Interim Agreement shall not be affected thereby.  This Interim Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors.

12.	Counterparts

This Interim Agreement may be executed in counterparts by the parties hereto, each of which shall constitute an original, and all of which, together, shall constitute one Interim Agreement.

13.	Governing Law

This Interim Agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware, without regard to such jurisdiction’s conflict-of-law statutes.

14.	Notices

Except as otherwise provided in this Interim Agreement, any notice or other communication required by or permitted to be given in connection with this Interim Agreement will be in writing and will be delivered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If to the Trust:	If to the Adviser:

Veracity Funds	Integrity Asset Management, LLC
401 West Main Street, Suite 1200	401 West Main Street, Suite 1200
Louisville, KY 40202	Louisville, KY 40202
Matthew G. Bevin	Matthew G. Bevin
President	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Interim Agreement to be executed by their officers designated below as of the day and year first written above.

Attest:	VERACITY FUNDS

By: /s/ Wade Bridge	By: /s/ Matthew G. Bevin
Name: Wade Bridge	Matthew G. Bevin
Title: Assistant Secretary	Title: President

Attest:	INTEGRITY ASSET MANAGEMENT, LLC

By: /s/ Shannon Burnett	By: /s/ Matthew G. Bevin
Name: Shannon Burnett	Matthew G. Bevin
Title: Director, Marketing Relations	Title: Chief Executive Officer

Schedule A

Veracity Funds

Portfolios of the Trust

The Portfolios offered by the Trust, and the fees payable to Integrity Asset Management, LLC for services rendered to each such Portfolio, are as follows:

Name of Portfolio	Annual Fee Rate, as percentage of average daily net assets
Veracity Small Cap Value Fund	1.00%